Exhibit 4.1

OPTION EXERCISE AND LICENSE AGREEMENT

This Amendment Agreement (this “Agreement”), dated this 28th day of June 2006, (the “Effective Date”) is between Genetronics, Inc., a California corporation, having its principal place of business at 11494 Sorrento Valley Road, San Diego, California, 92121-1318 (“Genetronics”), and RMR, a Florida LLC having an address at RMR Technologies, 4207 University Drive, Coral Gables, Florida 33146 (“RMR”) and amends that certain Option for a License Agreement dated January 27, 2004 by and between Genetronics and RMR (the “Option Agreement”). Both Genetronics and RMR are periodically referred to herein as a “Party” or the “Parties.”

WHEREAS, RMR and Genetronics have previously entered into the Option Agreement wherein Genetronics received an Option to acquire certain intellectual property licensed by RMR from University of South Florida Research Foundation, Inc. (“USFRF”), a direct-support organization of the University of South Florida (“USF”), pursuant to that certain RMR and USFRF Technology Transfer Agreement dated February 1, 2000 (the “Technology Transfer Agreement”), including the patents listed in Exhibit I hereto;

WHEREAS, Genetronics now desires to exercise its Option to obtain a license to certain intellectual property,

WHEREAS, RMR and Genetronics desire to amend the scope and content of the Option Agreement, and

WHEREAS, RMR desires to grant Genetronics hereunder, and Genetronics wishes to accept, a fully-paid, irrevocable, exclusive, worldwide license to such intellectual property on the terms set forth in the Option Agreement, as amended hereby;

NOW THEREFORE, in consideration of the foregoing premises and the following mutual covenants, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I

Genetronics Consideration

1.                                       Genetronics hereby exercises its Option to purchase a fully-paid, irrevocable, exclusive, worldwide license to the five patent families (the “Licensed Patents”) listed in Exhibit I by paying to RMR the equivalent of the sum of $125,000 in the manner set forth in this Article I, paragraph 3.

2.                                       In consideration for RMR’s agreements as set forth in Article II paragraphs 2 and 3, Genetronics also agrees to loan to RMR the equivalent of $50,000 in the manner as set forth in this Article I, paragraph 3.

3.                                       With respect to the amounts set forth in paragraphs 1 and 2 immediately above, the form of said payment and loan shall consist of the issuance and delivery of shares of common stock, $0.001 par value, of Inovio Biomedical Corporation (the “Inovio Shares”). The number of Inovio Shares to be so issued and delivered shall be determined by dividing $200,000 by the average of the daily volume weighted average price (“VWAP”) of the Company’s common stock (the “Common Stock”) as reported on the American Stock Exchange (“AMEX”) for each of the maximum number of trading days (not to exceed 20 trading days) immediately preceding the Effective Date as may be permitted by applicable rules of AMEX for determining (the “Market Value”); provided, however, that in no event shall such number of Inovio Shares exceed 200,000. In the event that the number of Inovio Shares to be issued pursuant to this paragraph would exceed 200,000, then Inovio shall pay to RMR in cash the shortfall between $200,000 and the Market Value. In the event that the calculation of the number of Inovio Shares to be issued pursuant to this paragraph would result in a fraction, such fraction shall be rounded up or down to the nearest whole share.

4.                                       For clarity, as between Genetronics and RMR, the allocation of the Market Value of the Inovio Shares constituting Genetronics’ consideration under paragraph 3 shall be as follows: (a) $25,000 for each of the five patent families being licensed hereunder (the “Licensed Patents”) in accordance with Section 5.1.4 of the Option Agreement, which for the five patent families listed in Exhibit I totals $125,000; (b) $50,000 with respect to a portion of the outstanding license maintenance fees due to USFRF by RMR as set forth on Exhibit II; which $50,000 shall be repayable to Genetronics by RMR pursuant to a convertible secured debt instrument as set forth in Article II, paragraph 2; and (c) $25,000 as the purchase price for Inovio to acquire from RMR an equity position in RMR as described in Article II, paragraph 7 below.

5.                                       Genetronics, agrees to loan to RMR, or at Inovio’s election, pay to USFRF on RMR’s behalf, future amounts for patent prosecution costs for the Licensed Patents, in consideration for which, RMR hereby agrees as set forth in Article II paragraph 3. With respect to future patent applications filed by USFRF for inventions not within patent families of the Licensed Patents, but within the “Field” as defined in the Option Agreement, in the event that Genetronics, in its sole discretion, determines that such invention should be added to the Licensed Patents, Genetronics will request that RMR seek to have such invention subject matter added to the list of patents available to license from RMR per the Option Agreement. In the event that RMR is successful in having such invention/patent application added to the Option list, then Genetronics will, at its sole discretion, exercise its option to said invention according to terms of the Option Agreement. In the event that RMR cannot pay to the USFRF sums for the cost of filing, prosecuting, and/or maintaining such patent applications then Genetronics may, in its sole discretion, elect to pay for the costs in exchange for a license in the Field under the same terms and conditions as set forth in this Agreement inclusive of the possible execution of a convertible secured debt instrument. In the event RMR pays for the patent costs and maintenance fees, then the IP/technology shall in any respect be available to Genetronics subject to terms set forth in the Option Agreement.

6.                                       Genetronics agrees to loan to RMR, or at Inovio’s election, pay to USFRF on RMR’s behalf, amounts for future license maintenance fees required by the Technology Transfer Agreement, if and only to the extent said fees are related to the Licensed Patents, in consideration for which payment, RMR hereby agrees as set forth in Article II paragraph 3. Amounts loaned to RMR hereunder shall be paid by RMR to USFRF on account of such license maintenance fees for the Licensed Patents. With respect to such future maintenance fee payments, Genetronics and RMR may, at Genetronics sole discretion, in the event that RMR determines not to pay such future maintenance fee itself, enter into a new convertible secured debt instrument on the same or substantially the same terms (except as to date and amount) as stated in Article II, paragraph 3.

7.                                       Notwithstanding Genetronics’ acquiring a fully paid-up license to the Licensed Patents hereunder, Genetronics nonetheless agrees to pay to RMR a royalty on any product sold by Genetronics in commerce which but for the license granted hereunder would constitute an infringement. In consideration for such payment, RMR hereby agrees to the covenants set forth in Article II, paragraph 8. The royalty shall be ([***])% of the annual net sales of such product once product sales commence, or ([***])% of sublicensing fees (including but not limited to upfront and milestone payments) paid by any third party to Genetronics for a sublicense to any patent or group of patents licensed hereunder prior to the commencement of product sales. Only during the first year that both sublicensing and royalty income are received Genetronics agrees to pay RMR both the ([***])% of annual net sales and ([***])% of sublicensing fees paid by any third party to Genetronics for sublicense to patents licensed hereunder.

Article II

RMR Consideration

1.                                       In partial consideration for Genetronics’ payments as set forth in Article I, RMR hereby grants to Genetronics, under the Option for a License Agreement, and Genetronics hereby accepts, an exclusive, fully paid-up, irrevocable, worldwide license in the Field, with right to sublicense, to make, have made, use, sublicense, lease, market, offer for sale, import and sell products the manufacture, use, sale, and importation of which would comprise an infringement of the Licensed Patents but for the license granted hereunder.

2.                                       Without limiting the foregoing, RMR also hereby grants to Genetronics, and Genetronics hereby accepts, a limited right to use US patent [***] in order to assist RMR in the commercialization of RMR’s Fusion Chamber product (the “Fusion Chamber”) as set forth in Article III, section I hereunder.

3.                                       In consideration for Genetronics’ delivery of Inovio Shares with a Market Value of $50,000 as allocated as set forth in clause (c) of Article I, paragraph 4, RMR agrees to execute a secured promissory note (the “Note”) evidencing RMR’s indebtedness to Genetronics of $50,000. The Note shall be drafted in such form as may be specified by Genetronics, shall be dated and delivered on the Closing Date (as hereinafter defined) and contain standard terms of a secured promissory note and shall reflect the following terms, among others: maturity in five years from its date, equal annual of payments of principal plus accrued and unpaid interest beginning on the first anniversary of the Note and continuing on the same day of each year thereafter until paid. Interest on the Note shall accrue at the rate equal to the prime rate (as published for the business day immediately preceding the date of the Note in the Western Edition of the Wall Street Journal and adjusted on each anniversary of the Note to such prime rate on the business day preceding such anniversary) plus 1.5% per annum. The Note shall contain a provision accelerating payment of all unpaid principal and accrued interest in the event of RMR’s bankruptcy or uncured default (as provided in paragraph 5 of this Article II) or other material breach of RMR’s obligations under the Note or this Agreement. For future license maintenance fees, if Genetronics determines to pay for such fees, Genetronics may require RMR to enter into and deliver a secured convertible note on substantially same terms and like tenor as stated in this Agreement.

4.                                       The Note will be secured by a first priority lien and security interest in favor of Genetronics on all intellectual property, including licenses to the same, of RMR as delineated in the Technology Transfer Agreement (the “Collateral”). RMR shall, or shall enable Genetronics to, file appropriate UCC financing statement(s) in order to perfect Genetronics’ security interest in the Collateral. The Note shall provide for Genetronics to have the right to collect when due the amounts owed and/or otherwise assert its rights and security interest with respect to the Collateral.

5.                                       If RMR fails to pay when due amounts owed or for any other material breach by RMR under the Note or hereunder (if such breach is curable), RMR shall have sixty (60) days from the date of such breach or default to cure the same. In the event the material breach remains uncured or is not curable at the date of breach, RMR hereby assigns to Genetronics all its rights and interests under the Technology Transfer Agreement, such assignment to occur on the sixty-first (61st) day following the uncured material breach event or on the date of breach if the breach is not capable of being cured. RMR acknowledges that Genetronics has obtained the prior consent, pursuant to Article III, Section 3 of the Technology Transfer Agreement of USF to such assignment in the event of RMR’s uncured material breach.

6.                                       At any time while payment obligations remain outstanding under the Note, Genetronics shall have the right, at its sole discretion, to convert a portion of the outstanding indebtedness to equity interests in RMR such that for every $25,000 dollars in unpaid principal, interest or other amounts due Genetronics under the Note (prorated for amounts less than $25,000), RMR shall satisfy its payment obligation by issuing to Genetronics equity interests in RMR equal to 1.5% of RMR’s total issued and outstanding equity interests, calculated on a fully diluted basis, at the time of the conversion.

7.                                       In further partial consideration for Genetronics’ delivery of Inovio Shares with a Market Value of $25,000 as allocated as set forth in clause (c) of Article I, paragraph 4, RMR agrees to issue and sell to Genetronics, and Genetronics agrees to acquire, 4% of all outstanding equity interests of RMR, calculated on a fully diluted basis, as of the Closing Date. RMR further agrees to apply the $25,000 sum for the purpose of conducting research as delineated in Exhibits III and IV.

8.                                       In further partial consideration for Genetronics agreeing to pay to RMR a product sale based royalty, as well as for Genetronics agreeing to pay future patent prosecution costs and future license maintenance fees owed by RMR to the USFRF, RMR agrees to the following covenants:

a)                                      Payment to RMR. As soon as practical following the Closing Date and, in any event no later than 30 days after the Closing Date, RMR shall pay to USFRF no less than $[********] on account of RMR’s past due patent prosecution costs for the Licensed Patents and on account of RMR’s past due license maintenance fees under the Technology Transfer Agreement, as listed on Exhibit II hereto.

b.)                                Non-Compete. RMR and each of its Officers identified on the signature page hereto agrees that it or he shall not compete commercially or form new commercial entities competitive with Genetronics regarding the Field for a period of 5 years from the Effective Date of this Agreement.

Such non-compete prohibition shall automatically renew in 5 year increments unless the Parties mutually agree to terminate this non-compete provision. The foregoing shall not prevent any Officer with an academic appointment from conducting research or otherwise carrying out faculty duties in the Field, so long as such research is not sponsored by a competitor of Genetronics.

c)                                    Disclosure. On an ongoing basis, RMR shall disclose to Genetronics in English and in writing or in an electronic format all RMR Technology not previously disclosed and Genetronics shall promptly disclose to RMR such Genetronics Know-How that is, in Genetronics’ sole discretion, necessary or useful to RMR in the performance of its obligations hereunder.

d.)                                Research. RMR agrees to conduct research described in Exhibit III (with respect to the ex vivo chamber) and in Exhibit IV (with respect to skin versus muscle electroporation) (collectively, the “Contracted Research”) per instructions as determined by the Joint Research Committee, defined below.

i.)                                    Contracted Research data and IP Ownership. RMR and Genetronics agree that any and all data, results and intellectual property rights arising from the Contracted Research shall, in the first instance, constitute a “work for hire,” and Genetronics shall own exclusively the same. However, to the extent that RMR personnel discover new patentable inventions having application outside the Field and such discoveries arise from solely RMR personnel, or comprise discoveries arising from personnel of both RMR and Genetronics (i.e., Joint Inventions), then RMR shall have the right to disclose such discovery first to the USFRF, which entity shall determine whether it is interested in such discovery. If USFRF is not interested in controlling such discovery, RMR may then control such discovery and potential future rights to Genetronics respecting said discovery shall be governed by the Option Agreement.

ii.)                                 Establishment of Joint Research Committee. RMR and Genetronics agree that with respect to its development activities in the Field, each of RMR and Genetronics shall abide by directives originating from a joint research committee (JRC). The JRC shall be comprised of a total of six persons wherein three shall be named by RMR and three shall be named by Genetronics. Each Party may change its representatives to the Committee from time to time, in its sole discretion, effective upon notice to the other Party of such change. These representatives shall have appropriate technical credentials, experience and knowledge, and ongoing familiarity with the projects. Additional representatives or consultants may from time to time, by mutual consent of the Parties, be invited to attend Committee meetings. Each Party shall bear its own expenses related to the attendance of such meetings by its representatives. The Committee shall be chaired by a representative of Genetronics. Decisions of the Committee shall be made based on a 2/3rds vote of the representatives. In the event that the Committee cannot or does not, after good faith efforts, reach a 2/3rds majority vote with respect to any issue, the resolution and/or course of conduct shall be determined by Genetronics, in its sole discretion. The foregoing notwithstanding, in the event that the Committee is deadlocked as to:  (a) any proposed significant reorientation of the projects, or any request by Genetronics that RMR perform services outside of RMR core areas of competency; or (b) any material change in financial or other resources required to be expended by RMR in connection with selected projects  (each, a “Critical Issue”), then the Parties shall refer the Critical Issue to Genetronics’ Chief Executive Officer for discussion and resolution. The Project Leaders (defined below) shall present both sides of any Critical Issue to Genetronics’ CEO.

iii.)                              JRC Oversight With respect to the Roles and Responsibilities of the JRC, RMR and Genetronics agree that the JRC shall be responsible for oversight of all research and development efforts for projects worked on by RMR in the Field, said projects having funding by any of 1) support from Genetronics, 2) private and public fund grants.

iv.)                             Committee Meetings. The Committee shall meet in accordance with a schedule established by mutual written agreement of the Parties, but no less frequently than four (4) times per year, with the location for such meetings alternating between RMR and Genetronics facilities (or such other location as may be determined by the Committee). Alternatively, the Committee may meet by means of teleconference, videoconference or other similar communications equipment. The Committee shall confer regarding the status of the Collaboration, review relevant data, consider and advise on any technical issues that arise, consider issues of priority, and review and advise on any budgetary and economic matters relating to the Collaboration which may be referred to the Committee.

v.)                                  Project leader appointment. Genetronics and RMR each shall appoint a person (a “Project Leader”) from the Committee to coordinate its part of the research project. The Project Leaders shall be the primary contact between the Parties with respect to such project. Each Party shall notify the other within thirty (30) days of the Effective Date of the appointment of its Project Leader and shall notify the other Party as soon as practicable upon changing this appointment

vi.)                             Records. RMR and Genetronics shall maintain records, in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes, which shall fully and properly reflect all work done and results achieved in the performance of the various projects by RMR.

vii.)                          Copies and Inspection of Records. Genetronics shall have the right, during normal business hours and upon reasonable notice, to inspect and copy such records of RMR that concern project related data. Genetronics shall maintain such records and the information disclosed therein in confidence. Genetronics shall have the right to arrange for its employees and/or consultants involved in the activities contemplated hereunder to visit the offices and laboratories of RMR and any of its Third Party contractors during normal business hours and upon reasonable prior written notice, and to discuss the project work and its results in detail with the technical personnel and consultants of RMR. Upon request, RMR shall provide copies of the records described above.

viii.)                       Quarterly Reports. Within two (2) weeks prior to each Quarterly Committee meeting during the Term, RMR shall provide to Genetronics a written progress report in English which shall describe the work performed to date on selected projects, evaluate the work performed in relation to the goals of the project and provide such other information as may be required by the RMR and/or reasonably requested by Genetronics relating to the progress of the goals or performance of said projects.

ix.)                               Initial Objectives. A list of initial objectives for the JRC is detailed in Exhibit V attached hereto

Article III

Fusion Chamber

1.                                       Separately from the Licensed Patents, Genetronics agrees to assist RMR in the commercial development of RMR’s Fusion Chamber technology as described in US patent [********]. Genetronics’ assistance shall include identifying third parties that may distribute the fusion chamber, and negotiating a distribution agreement with at least one said third party. Genetronics shall also attempt to negotiate terms in such distribution agreement wherein RMR will receive [**]% of the proceeds from the negotiated transfer price from which the cost of manufacturing will be deducted. For the sake of clarity, if the transfer price to the distributor is agreed at a figure of $[***], then RMR would receive $[***] per unit sold or transferred. The Parties agree that the target transfer price to be negotiated with a distributor will be based on industry standards for comparable items and will make reasonable efforts to negotiate a target of $4.00 as the average selling price. RMR will continue to identify manufacturers for such chambers and Genetronics and

RMR will jointly decide on which manufacture will be awarded the contract to produce the fusion chamber. In negotiating said distribution agreement, Genetronics will seek terms that will allow orders for units to be placed in advance to obviate the need of out of pocket expenses associated with manufacturing.

2.               All ownership rights in the patents covering the Fusion Chamber will remain vested in RMR and shall be treated by the Parties as intellectual property available for exclusive sublicensing to Genetronics under the original Option Agreement dated January 27, 2004.

3.               Genetronics agrees to use commercially reasonable efforts to find a distributor for the Fusion Chamber.

Article IV

Representations and Warranties.

1.                                       Mutual Representations and Warranties. RMR hereby makes the following representations and warranties to Genetronics, and Genetronics hereby makes the following representations and warranties to RMR:

a)                                      It has full power and authority to enter into this agreement and to perform and consummate the transactions contemplated hereby and the execution, delivery and performance by it of this Agreement and the transactions contemplated hereby have been duly authorized, and no additional action is required for the approval of this Agreement (other than, in the case of the Inovio Shares, the approval of the American Stock Exchange to the listing of the Inovio Shares);

b)                                     This Agreement is valid and binding, enforceable against each of Genetronics and RMR in accordance with its terms; and

c)                                      Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate, result in a breach of any of the terms or provisions of, constitute a default (or any event that, with the giving of notice or the passage of time or both would constitute a default) under, accelerate any obligations under, or conflict with, (A) its charter, articles or certificate of incorporation or bylaws (or other organizational documents), if applicable, or any agreement, indenture or other instrument to which it is a party or by which it or its properties are bound, (B) any judgment, decree, order or award or any court, governmental body or arbitrator to which it is subject or (C) any law, rule or regulation applicable to it.

2.                                       Representations and Warranties of Genetronics  Genetronics hereby represents and warrants to RMR that:

a)                                      It is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation;

b)                                     Upon issuance of the Inovio Shares to be issued by Inovio pursuant hereto and the filing by Genetronics with the SEC of a prospectus supplement relating to the issuance and sale of the Shares to be issued by it pursuant hereto,   the Inovio Shares will be duly and validly authorized and issued, fully paid and non-assessable;

d)                                     the RMR will acquire the Inovio Shares free and clear of any liens, encumbrances, pledges, security interest or other restrictions or claims of third parties, other than any of the foregoing created RMR;

e)                                    The Inovio Shares have has registered with the Securities and Exchange Commission (the “SEC”) pursuant to a Registration Statement on Form S-3 (SEC file number 333- 134084) (the “Registration Statement), which Registration Statement was declared effective by the SEC on May 25, 2006; and

f)                                        The Inovio Shares, having been registered under the Registration Statement, are freely tradable so long as the RMR is not an affiliate of Inovio within the meaning of the Securities Act of 1933 or the Securities and Exchange Act of 1934.

3.                                       Representations and Warranties of RMR. RMR hereby represents and warrants to Genetronics that:

a)                                      It is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization;

b)                                     It is acquiring the Inovio Shares for its own account for investment and not with a present view towards the distribution thereof; provided, however, that by making the foregoing representation, RMR does not agree to hold the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time.

c)                                    RMR has all right and title (by license) to the Licensed Patents;

d)                                   The licenses and other property of RMR being transferred to Genetronics hereunder, do not, considered individually or in the aggregate, constitute a a substantial portion of the assets of RMR so as to require approval its equity holders under applicable;

e)                                    RMR has no present plans to, and in any event shall not dissolve or attempt to dissolve as a legal business entity for at least one year from the Closing Date, or distribute any of the Inovio Shares acquired hereunder to its equity holders or take any action in the furtherance thereof; and

f)                                        As of the date hereof, (a) the fair market value of the tangible property of RMR is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of RMR, and (b) RMR is paying its debts as they become due.

Article V

Closing and Conditions

1.                                       Closing and Closing Date. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at 12:00 p.m. California time, as soon as practical, but no later than the third business following, the date that the Inovio Shares to be issued under this Agreement have been approved for listing on the AMEX or the date this Agreement has been executed by the Parties, whichever is later (such later date, the “Closing Date”). The Closing shall occur at the offices of Genetronics. Closing may occur at such other date, time and place as Parties may agree.

2.                                       Conditions Precedent to Obligation of RMR. The obligation of RMR to proceed with the Closing is subject to the fulfillment prior to or at Closing of the conditions set forth in this Section. Any one or more of these conditions may be waived in whole, or in part, by RMR at RMR sole option.

a)                                      The representations and warranties of Genetronics contained herein shall be accurate and complete, individually and collectively, in all material respects (i) as of the date of this Agreement and (ii) as of the Closing Date as if made on the Closing Date and RMR shall have received a certificate signed by an officer of Genetronics to such effect..

b)                                   Agreements. Genetronics shall have performed all of the covenants and agreements and complied with all of the provisions required by this Agreement to be performed or complied with, individually and collectively, in all material respects, by such party at or before the Closing Date and RMR shall have received a certificate signed by an officer of Genetronics to such effect.

c)                                      Genetronics shall deliver to RMR a certificate or certificates evidencing the Inovio Shares to be delivered to RMR hereunder.

d)                                     Genetronics shall have delivered to RMR such other agreements and documents as RMR may reasonably request.

3.                                       Conditions Precedent to Obligation of Genetronics. The obligation of Genetronics to proceed with the Closing is subject to the fulfillment prior to or at Closing of the conditions set forth in this Section. Any one or more of these conditions may be waived in whole, or in part, by Genetronics at Genetronics’ sole option.

a)                                      The representations and warranties of RMR contained herein shall be accurate and complete, individually and collectively, in all material respects (i) as of the date of this Agreement and (ii) as of the Closing Date as if made on the Closing Date and Genetronics shall have received a certificate signed by an officer of RMR to such effect..

b)                                   Genetronics shall have performed all of the covenants and agreements and complied with all of the provisions required by this Agreement to be performed or complied with, individually and collectively, in all material respects, by such party at or before the Closing Date and Genetronics shall have received a certificate signed by an officer of RMR to such effect.

c)                                      No stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

d)                                     On or before the Closing, Inovio shall file with the SEC a prospectus supplement relating to the issuance and sale of the Inovio Shares to be issued by it and delivered by Genetronics to RMR pursuant hereto and Genetronics shall deliver the same to RMR along with its prospectus dated May 25, 2006 that Inovio heretofore filed with the SEC and at the closing RMR shall acknowledge receipt thereof in writing.

d)                                     Genetronics shall have delivered to RMR such other agreements and documents as RMR may reasonably request.

Article VI

Miscellaneous

1.                                       The implementation of this Agreement shall be subject to prior approval and written agreement between Genetronics, USF and USFRF wherein USF and USFRF shall agree to vest in Genetronics all rights to the Licensed Patents in the event of a material breach, bankruptcy, or uncured default by RMR of its obligation under the Note.

2.                                       Upon the execution of this Agreement, the Option for a License Agreement shall terminate with respect to the Licensed Patents but otherwise shall continue in full force and effect with respect to those patents not licensed by this Agreement and future inventions and discoveries made by RMR and not paid for by Genetronics.

3.                                       In the event of dissolution of RMR or the filing of a petition for bankruptcy, arrangement or receivership, Genetronics shall have a right to keep its exclusive irrevocable license to all USF Fields and this Agreement shall be considered an agreement supplementary (together with any modification, supplement, or replacement thereof agreed to by the parties) to the Option for a License Agreement pursuant to Title 11 United States Bankruptcy Code Section 365(n).

4.                                       In the event that either Party breaches a material provision of this Agreement, such Party may attempt to cure said breach within 60 days of notification in writing from the other Party that the Party is in breach. In the event that said breach is not cured within said 60 days, then 1) if Genetronics remains in breach, RMR shall have the right to terminate the license granted hereunder and, 2) if RMR remains in breach then Genetronics shall, with respect to RMR, have the right to a royalty free, fully paid-up license with right to sublicense the Licensed Patents, and such rights to the license shall then spring from USFRF according to paragraph 5, Article II of the Technology Transfer Agreement between RMR and USFRF.

5.                                       Notices. Notices from one party to the other shall be in the form stated in the Option Agreement.

6.                                       Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal substantive law, and not the law pertaining to conflicts or choice of law, of the State of California, except for the provision of subparagraph (b) of Article II, paragraph 8, which shall be governed by the internal substantive law, and not the law pertaining to conflicts or choice of law, of the State of Florida.

7.                                       Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

8.                                       Modifications, Amendments and Waivers. This agreement may be modified, amended or otherwise supplemented only by a writing signed by the party against whom it is sought to be enforced. No waiver of any right or power hereunder shall be deemed effective unless and until a writing waiving such right or power is executed by the party waiving such right or power.

9.                                       Severability. The provisions of this Agreement are severable, and in the event that any provisions of this Agreement shall be determined to be invalid or unenforceable under any controlling body of the law, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

10.                                 Joint Participation in Drafting. Each party to this Agreement has participated in the negotiation and drafting of this Agreement. As such, the language used herein shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party to this Agreement

IN WITNESS WHEREOF, the Parties hereto have caused their duly authorized officers to execute this Agreement as of the day and year first above written.

GENETRONICS, INC.			RMR TECHNOLOGIES, LLC

By:	/s/ Avtar S. Dhillon.		By:	/s/ Howard Goldman
	Avtar S. Dhillon, M.D.			Howard Goldman
	President and CEO			President

Date:	6/20/06		Date:	6/16/06

Individually and only with respect to Article II Paragraph 8(b) hereof;

By:	/s/ Richard Heller		Date:	6-16-06
Richard Heller

By:	/s/ Richard Gilbert		Date:	6-19-06
Richard Gilbert

By:	/s/ Mark J. Jaroszeski		Date:	6-22-06
Mark J. Jaroszeski

GENETRONICS, INC

By:	/s/ Douglas C. Murdock
Douglas C. Murdock, Esq
Director, Intellectual Property

1)	Date:	6/22/06

NOTE: EXHIBITS AND CERTAIN INFORMATION (INDICATED IN BRACKETS WITH ASTERISKS, e.g.,  [***] IN THE FORGOING DOCUMENT, WHICH ARE NOT RELEVANT TO THE SECURITIES ISSUED BY THE REGISTRANT OR THE CONSIDERATION RECEIVED THEREFOR HAVE BEEN OMITTED